SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                               Cygne Designs, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    232556100
                                 --------------
                                 (CUSIP Number)

                                Bernard M. Manuel
                             c/o Cygne Designs, Inc.
                                  1372 Broadway
                            New York, New York 10018

                                 (212) 354-6474
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 3, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 232556100                               Page 2 of 26 Pages
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1    NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Bernard M. Manuel
     ###-##-####
---- --------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]

---- --------------------------------------------------------------------------
3    SEC USE ONLY


---- --------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
---- --------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (2)(d) or 2(e)      [  ]

---- --------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     French Citizen

-------------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER
SHARES                   3,473,082
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                    ---- ------------------------------------------------------
                    8    SHARED VOTING POWER
                         161,339

                    ---- ------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                         3,473,082

                    ---- ------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         161,339

---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,634,421


---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.1%

---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
---- --------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.: 232556100

     This statement on Schedule 13D is being filed by Bernard M. Manuel relating to the shares of common stock, par value of $0.01 per share, of Cygne Designs, Inc.

ITEM 1    SECURITY AND ISSUER.

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Cygne Designs, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at:

                 1372 Broadway
                 New York, NY  10018

ITEM 2    IDENTITY AND BACKGROUND.

ITEM 2(a) NAME OF PERSON FILING.

          See Cover Page, Item 1.

ITEM 2(b) BUSINESS ADDRESS.

          c/o Cygne Designs, Inc.
          1372 Broadway
          New York, NY 10018

ITEM 2(c) PRESENT OCCUPATION.

          Mr. Manuel is the Chairman of the Board and Chief Executive Officer of the Issuer, a private label designer, merchandiser and manufacturer of woven and knit career and casual clothing for women, with its principal address listed in Item 1 above.

ITEM 2(d) CRIMINAL CONVICTIONS.

          Mr. Manuel has not, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

ITEM 2(e) CIVIL PROCEEDINGS.

          Mr. Manuel has not, in the last five years, been a party to any civil proceeding which resulted in a judgment, decree or final order enjoining Mr. Manuel from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation by Mr. Manuel with respect to such laws.

ITEM 2(f) CITIZENSHIP.

          See Cover Page, Item 6.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Of the 3,634,421 shares of Common Stock beneficially owned by Mr. Manuel, a total of 1,372,554 shares (as previously reported by Mr. Manuel in a Schedule 13G) were acquired by Mr. Manuel, his wife, or the Bernard M. Manuel Foundation prior to the Issuer's initial public offering in July 1993 and an additional 55,000 shares are issuable to Mr. Manuel upon the exercise of employee stock options granted prior to July 1993.

          On November 3, 1997, Mr. Manuel entered into a Stock Purchase Agreement with Irving Benson and his wife, Dianne Benson (collectively, the "Bensons") pursuant to which Mr. Manuel agreed to acquire the aggregate of 951,400 shares of Common Stock owned by the Bensons for a price of $.40 per share, or $380,560 in the aggregate (the "Benson Stock Acquisition"). The closing of the Benson Stock Acquisition is scheduled to take place on December 3, 1997, unless otherwise agreed by the parties, and is not subject to any material conditions.

          On November 11, 1997, Mr. Manuel entered into a Stock Purchase Agreement with Limited Direct Associates, L.P. ("LDA"), a limited partnership consisting of a wholly-owned subsidiary and certain operating divisions of The Limited, Inc., pursuant to which Mr. Manuel agreed to acquire 734,319 shares of Common Stock owned by LDA for a price of $.45 per share, or $330,443.55 in the aggregate (the "LDA Stock Acquisition"). Mr. Stuart B. Katz, a director of the Issuer, agreed pursuant to the same Stock Purchase Agreement to acquire 120,000 shares of Common Stock owned by LDA for the same per share price, or $54,000 in the aggregate. The closing of the LDA Stock Acquisition is scheduled to take place on December 3, 1997, unless otherwise agreed by the parties, and is not subject to any material conditions.

          On November 12, 1997, Mr. Manuel entered into a Stock Purchase Agreement with Fenn Wright and Manson (Antilles) N.V. ("FWM NV") pursuant to which Mr. Manuel agreed to acquire 521,148 shares of

          Common Stock owned by FWM NV for a price of $.55 per share, or $286,631.40 in the aggregate (the "FWM NV Stock Acquisition"). Mr. Katz agreed pursuant to the same Stock Purchase Agreement to acquire 80,000 shares of Common Stock owned by FWM NV for the same per share price, or $44,000 in the aggregate.

          Mr. Manuel intends to use his personal funds to consummate each of the Benson Stock Acquisition, the LDA Stock Acquisition and the FWM NV Stock Acquisition (collectively, the "Stock Acquisitions").

ITEM 4    PURPOSE OF TRANSACTION.

          Mr. Manuel currently holds his shares for investment purposes; however, as a result of the voting power associated with his shares of the Issuer and his position as Chairman of the Board and Chief Executive Officer of the Issuer, Mr. Manuel may be deemed to control or share control of the Issuer.

          As stated above, Mr. Manuel is Chairman of the Board of Directors and Chief Executive Officer of the Issuer and, accordingly, actions taken by Mr. Manuel in his capacity as a director and officer of the Issuer will be reported by the Issuer in periodic and other reports filed by the Issuer under the Securities Exchange Act of 1934 (the "Act"). This Report is being filed with respect to Mr. Manuel's individual ownership of equity securities of the Issuer and does not relate to actions taken by Mr. Manuel in his official capacity.

          Mr. Manuel may determine to change his investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to his future course of action, Mr. Manuel will take into consideration various factors, such as his financial position, the Issuer's business and prospects, the availability of shares from other control persons or stockholders of the Issuer, other developments concerning the Issuer, other business opportunities available to Mr. Manuel, and general economic and stock market conditions, including, but not limited to, the market price of the Issuer's Common Stock. Mr. Manuel reserves the right, depending on other relevant factors, to acquire additional shares of the Issuer's Common Stock in open market or privately negotiated transactions, to dispose of all or a portion of his holdings of shares of the Issuer's Common Stock, or to change his intentions with respect to any or all of the matters referred to in this Item. Other than as described in this Item 4, Mr. Manuel has no present plans or proposals which relate to or would result in:

          (a) the acquisition or disposition of Common Stock;

          (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation;

          (c) a sale or other transfer of a material amount of assets involving the Issuer or its subsidiaries;

          (d) a change in the number of or term of the directors or management of the Issuer;

          (e) any material change in the capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) any changes in the Issuer's charter or bylaws which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Exchange Act; or

          (j)  any other similar action.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5(a) AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

          See the Cover Page, Item 11, for the amount of Common Stock beneficially owned, which amount includes: (i) 1,147,215 shares owned directly by Mr. Manuel; (ii) 951,400 shares which Mr. Manuel is acquiring directly in connection with the Benson Stock Acquisition;
          (iii) 734,319 shares which Mr. Manuel is acquiring directly in connection with the LDA Acquisition; (iv) 521,148 shares which Mr. Manuel is acquiring directly in connection with the FWM NV Stock Acquisition; (v) 161,339 shares owned by Mr. Manuel's spouse as to which shares Mr. Manuel disclaims beneficial ownership; (vi) 64,000 shares owned by the Bernard M. Manuel Foundation for which Mr. Manuel is the sole trustee, however, Mr. Manuel disclaims beneficial ownership of such shares; and (vii) 55,000 shares issuable upon the exercise of options which are presently exercisable. Does not include 332,678 shares owned by the Bernard M. Manuel 1992 Irrevocable Trust for Children established for the benefit of Mr. Manuel's children. See the Cover Page, Item 13 for the percent of Common Stock beneficially owned.

ITEM 5(b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   Sole power to vote or to direct the vote:

                See Cover Page, Item 7.

          (ii)  Shared power to vote or to direct the vote:

                See Cover Page, Item 8.

          (iii) Sole power to dispose or to direct the disposition of:

                See Cover Page, Item 9.

          (iv)  Shared power to dispose or to direct the disposition of:

                See Cover Page, Item 10.

ITEM 5(c) TRANSACTIONS IN THE STOCK.

          During the past 60 days, the following transactions were effected in the Common Stock covered by this Schedule 13D:

          On November 3, 1997, Mr. Manuel entered into a Stock Purchase Agreement relating to the Benson Stock Acquisition. On November 11, 1997, Mr. Manuel entered into a Stock Purchase Agreement relating to the LDA Stock Acquisition. On November 12, 1997, Mr. Manuel entered into a Stock Purchase Agreement relating to the FWM NV Stock Acquisition.

ITEM 5(e) DATE ON WHICH REPORTING PERSON CEASED TO BE 5% HOLDER.

          Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Inapplicable.

ITEM 7    EXHIBITS.

          1. Stock Purchase Agreement dated as of November 3, 1997 by and among Bernard M. Manuel, Irving Benson and Dianne Benson.

          2. Stock Purchase Agreement dated as of November 11, 1997 by and among Bernard M. Manuel, Stuart B. Katz and Limited Direct Associates, L.P.

          3. Stock Purchase Agreement dated as of November 12, 1997 by and among Bernard M. Manuel, Stuart B. Katz and Fenn Wright and Manson (Antilles) N.V.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             November 12, 1997
                                             ---------------------------
                                             (Date)


                                             /s/ BERNARD M. MANUEL
                                             ---------------------------
                                             Bernard M. Manuel